UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

MoneyGram International, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	16-1690064
(State of Incorporation)	(IRS Employer Identification No.)

2828 N. Harwood Street, 15th Floor, Dallas, Texas	75201
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, $0.01 par value	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: N/A (If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

EXPLANATORY NOTE

MoneyGram International, Inc., a Delaware corporation (the “Company”), is filing this Form 8-A in connection with its listing of shares of its common stock, $0.01 par value, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, on the NASDAQ Global Select Market commencing on May 13, 2013. The Company is voluntarily delisting the common stock from the New York Stock Exchange as of the close of business on May 10, 2013.

Item 1.	Description of Registrant’s Securities to be Registered

This section summarizes the general terms of the Company’s common stock. The following description is only a summary and does not purport to be complete and is qualified by reference to the Company’s Amended and Restated Certificate of Incorporation, as amended (the “certificate of incorporation”), and bylaws. The certificate of incorporation and bylaws have been incorporated by reference as exhibits to this registration statement.

General

The certificate of incorporation currently authorizes the issuance of two classes of shares:

•	common stock, par value $0.01 per share (162,500,000 shares authorized), and

•	preferred stock, par value $0.01 per share (7,000,000 shares authorized).

As of May 1, 2013, there were 57,905,399 shares of common stock outstanding.

The Company’s board of directors is authorized to provide for the issue, from time to time, of preferred stock in series and, as to each series, to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of those shares and the qualifications, limitations and restrictions of those shares. As a result, the board of directors could, without stockholder approval, authorize the issuance of preferred stock with dividend, redemption or conversion provisions that could have an adverse effect on the availability of earnings for distribution to the holders of common stock, or with voting, conversion or other rights that could proportionately reduce, minimize or otherwise adversely affect the voting power and other rights of holders of common stock.

The Company’s common stock is not entitled to any conversion or redemption rights. Holders of common stock do not have any preemptive right or other subscription rights to subscribe for additional securities the Company may issue. The Company’s outstanding common stock is, and any newly issued common stock will be, fully paid and non-assessable. The transfer agent and registrar for the Company’s common stock is Wells Fargo Shareowner Services.

Dividend Rights

Subject to the prior dividend rights of the holders of any preferred stock and the other limitations set forth in the following paragraph, dividends may be declared by the Company’s board of directors and paid from time to time on outstanding shares of common stock from any funds legally available therefor.

The Company and its subsidiaries are parties to agreements pursuant to which they borrow money, and certain covenants in these agreements limit the Company’s ability to pay dividends or other distributions with respect to common stock or to repurchase common stock. In addition, the Company and its subsidiaries may become parties to future agreements that contain such restrictions.

Voting Rights

The holders of common stock have voting rights and are entitled to one vote for each share held. There are no cumulative voting rights.

Liquidation Rights

Upon any liquidation, dissolution or winding up of the Company, the holders of the Company’s common stock shall be entitled to share in the Company’s assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Certain Provisions of the Certificate of Incorporation and Bylaws

Some provisions of the certificate of incorporation and bylaws could make the acquisition of control of the Company and/or the removal of existing management more difficult, including those that provide as follows:

•

subject to the rights of holders of any series or class of stock as set forth in the certificate of incorporation, the Company’s board of directors fixes the size of the board of directors within certain limits, may create new directorships and may appoint new directors to serve until the next annual meeting of stockholders and until such director’s successor shall have been duly elected and qualified. The board of directors (or its remaining members, even though less than a quorum) also may fill vacancies on the board of directors occurring for any reason for a term expiring at the next annual meeting of stockholders and until such director’s successor shall have been duly elected and qualified;

•	the Company’s board of directors may issue preferred stock without any vote or further action by the stockholders;

•

subject to the rights of holders of any series or class of stock as set forth in the certificate of incorporation, special meetings of stockholders may be called only by the chairman or board of directors, and not by stockholders;

•	the Company’s board of directors may adopt, amend, alter or repeal the bylaws without a vote of the stockholders;

•

subject to the rights of holders of any series or class of stock as set forth in the certificate of incorporation, all stockholder actions must be taken at a regular or special meeting of the stockholders and cannot be taken by written consent without a meeting;

•

the Company has advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, which generally require that stockholder proposals and nominations be provided to the Company between 90 and 120 days before the anniversary of the last annual meeting in order to be properly brought before a stockholder meeting; and

•

certain business combinations with an “interested stockholder” (defined in the certificate of incorporation as a holder of 10% or more of the Company’s outstanding voting stock) must be approved by holders of 66 2/3% of the voting power of shares not owned by the interested stockholder, unless the business combination is approved by certain “continuing directors” (as defined in the certificate of incorporation) or meets certain requirements regarding price and procedure.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. They are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Company’s board of directors. The Company believes that the benefits of increased protection gives the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company and that these benefits outweigh the disadvantages of discouraging the proposals. Negotiating with the proponent could result in an improvement of the terms of the proposal.

Section 203 of the Delaware General Corporation Law

Section 203 of the Delaware General Corporation Law regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approved the transaction in which the stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors or officers and shares held by certain employee stock plans; and

•

the business combination is approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder at a stockholder meeting, and not by written consent.

However, this business combination prohibition may be negated by certain actions, including pursuant to the following:

•

if the Company, with the support of a majority of the continuing directors, proposes at any time another merger or sale or does not oppose another tender offer for at least 50% of the Company’s shares, the interested stockholder is released from the three-year prohibition and free to compete with that other transaction;

•

the Company’s stockholders may choose to amend the certificate of incorporation to opt out of Section 203 of the Delaware General Corporation Law at any time by a vote of at least a majority of the Company’s outstanding voting power, provided that, the amendment to opt out of Section 203 will not be effective until 12 months after the adoption of such amendment.

Under Section 203 of the Delaware General Corporation Law, a business combination generally includes a merger, asset or stock sale, loan, substantial issuance of stock, plan of liquidation, reincorporation or other transaction resulting in a financial benefit to the interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock.

Item 2.	Exhibits

3.1	Amended and Restated Certificate of Incorporation of MoneyGram International, Inc., as amended (Incorporated by reference from Exhibit 3.1 to Registrant’s Annual Report on Form 10-K filed on March 15, 2010).

3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of MoneyGram International, Inc., dated May 18, 2011 (Incorporated by reference from Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed May 23, 2011).

3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation of MoneyGram International, Inc., filed with the Secretary of State of the State of Delaware on November 14, 2011 (Incorporated by reference from Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed November 14, 2011).

3.4	Bylaws of MoneyGram International, Inc., as amended and restated September 10, 2009 (Incorporated by reference from Exhibit 3.01 to Registrant’s Current Report on Form 8-K filed on September 16, 2009).

3.5	Amendment to Bylaws of MoneyGram International, Inc., dated as of January 25, 2012 (Incorporated by reference from Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed January 27, 2012).

3.6	Amended and Restated Certificate of Designations, Preferences and Rights of Series D Participating Convertible Preferred Stock of MoneyGram International, Inc., dated May 18, 2011 (Incorporated by reference from Exhibit 3.2 to Registrant’s Current Report on Form 8-K filed May 23, 2011).

4.1	Form of Specimen Certificate for the Common Stock of MoneyGram International, Inc. (Incorporated by reference from Exhibit 4.1 to Amendment No. 4 to Registrant’s Form 10 filed on June 14, 2004).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MoneyGram International, Inc.

By:	/s/ F. Aaron Henry
Name:	F. Aaron Henry
Title:	Executive Vice President, General Counsel and Secretary

Date: May 10, 2013

EXHIBIT INDEX

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation of MoneyGram International, Inc., as amended (Incorporated by reference from Exhibit 3.1 to Registrant’s Annual Report on Form 10-K filed on March 15, 2010).

3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of MoneyGram International, Inc., dated May 18, 2011 (Incorporated by reference from Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed May 23, 2011).

3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation of MoneyGram International, Inc., filed with the Secretary of State of the State of Delaware on November 14, 2011 (Incorporated by reference from Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed November 14, 2011).

3.4	Bylaws of MoneyGram International, Inc., as amended and restated September 10, 2009 (Incorporated by reference from Exhibit 3.01 to Registrant’s Current Report on Form 8-K filed on September 16, 2009).

3.5	Amendment to Bylaws of MoneyGram International, Inc., dated as of January 25, 2012 (Incorporated by reference from Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed January 27, 2012).

3.6	Amended and Restated Certificate of Designations, Preferences and Rights of Series D Participating Convertible Preferred Stock of MoneyGram International, Inc., dated May 18, 2011 (Incorporated by reference from Exhibit 3.2 to Registrant’s Current Report on Form 8-K filed May 23, 2011).

4.1	Form of Specimen Certificate for the Common Stock of MoneyGram International, Inc. (Incorporated by reference from Exhibit 4.1 to Amendment No. 4 to Registrant’s Form 10 filed on June 14, 2004).